Exhibit (D)(2)

Execution Version

LIMITED GUARANTEE

This Limited Guarantee is made by EQT Infrastructure II Limited Partnership, acting by its general partner EQT Infrastructure II GP B.V. (the General Partner), a limited partnership registered in England and Wales (Guarantor), in favor of Westway Group, Inc., a Delaware corporation (Guaranteed Party), as of December 20, 2012 (this Guarantee). Reference is hereby made to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the Merger Agreement), by and among the Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (Parent), Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (Merger Sub), and the Guaranteed Party, pursuant to which Merger Sub has agreed to (i) commence a tender offer for all of the outstanding Shares and all of the outstanding In-the-Money Warrants (the Offer), and (ii) if the Offer is completed on the terms and subject to the conditions set forth in the Merger Agreement, merge with and into the Guaranteed Party (the Merger), with the Guaranteed Party surviving the Merger as a wholly-owned subsidiary of Parent. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

1. Guarantee; Related Covenant. This Guarantee is made to induce Guaranteed Party to enter into the Merger Agreement. Guarantor hereby absolutely, unconditionally and irrevocably guarantees, but only up to the Cap (as defined below), as primary obligor and not merely as surety, the due and punctual payment, performance and discharge of the obligations of Parent to pay or perform, or to provide adequate funds for the payment to cause Merger Sub to pay, perform and discharge Parent’s and Merger Sub’s payment obligations under the Merger Agreement (the Obligations); provided that in no event shall Guarantor’s aggregate liability under this Guarantee exceed $419,300,000 (the Cap). In furtherance of the foregoing, Guarantor acknowledges that its liability under this Guarantee shall extend to the full amount of the Obligations, subject to the Cap, and that Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against Guarantor for the full amount of the Obligations up to the Cap, regardless of whether action is brought against the Parent or Merger Sub or whether the Parent or Merger Sub are joined in any such action. Notwithstanding anything in this Guarantee to the contrary, in no event shall the Guarantor’s aggregate liability under this Guarantee exceed the Cap, and Guaranteed Party agrees that it shall not assert any claim, directly or indirectly, that Guarantor is liable under this Guarantee for any amount in excess of the Cap. In order to provide Parent and Merger Sub with the amounts necessary to pay (i) the amount that Merger Sub is obligated to pay in respect of Shares and In-the-Money Warrants tendered pursuant to the Offer, pursuant to the terms, and subject to the conditions, of the Merger Agreement, (ii) the Merger Consideration, pursuant to the terms, and subject to the conditions, of the Merger Agreement, and (iii) Parent’s and Merger Sub’s fees and expenses associated with the transactions under by the Merger Agreement, Guarantor hereby commits to, at the Offer Closing and on the Effective Date (as applicable), purchase (or cause to be purchased) equity securities from Parent in an aggregate amount not to exceed the Cap.

2. Nature of Guarantee. Guarantor hereby agrees that the Obligations shall not be deemed to have been released, dismissed, impaired, reduced, discharged, paid, observed or performed or affected as the result of the bankruptcy, insolvency, disability, dissolution, receivership, reorganization or lack of corporate or other power of Parent or Merger Sub, and Guarantor’s liability in respect thereof shall continue and not be discharged, including, without limitation, the case in which any payment or performance thereof by Parent or Merger Sub is recovered from or paid over by or on behalf of the Guaranteed Party by reason of a fraudulent transfer by Parent or Merger Sub or as a preference in any bankruptcy of Parent or Merger Sub. Without limiting the foregoing, Guaranteed Party shall not be obligated to file any claim relating to the Obligations in the event that the Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of Guaranteed Party to so file shall not affect Guarantor’s obligations under this Guarantee. In the event that any payment to Guaranteed Party in respect of the Obligations is rescinded or must otherwise be returned in connection with the insolvency or bankruptcy of any of Parent or Merger Sub (including, without limitation, the rejection of the Merger Agreement in an insolvency or bankruptcy of any of Parent or Merger Sub, as the case may be), Guarantor shall remain liable under this Guarantee with respect to the Obligation as if such payment had not been made. This is an unconditional guarantee of payment and not of collectability. Notwithstanding any other provision of this Guarantee, Guaranteed Party hereby agrees that Guarantor may assert, as a defense to such payment or performance by Guarantor under this Guarantee, any rights, remedies, set-offs and defenses to such payment or performance that the Parent or Merger Sub could assert against Guaranteed Party under the terms of the Merger Agreement (other than any such rights, remedies, set-offs and defenses arising out of, due to, or as a result of, the insolvency or bankruptcy of any of Parent or Merger Sub (including, without limitation, the rejection of the Merger Agreement in an insolvency or bankruptcy of any of Parent or Merger Sub, as the case may be)).

3. Changes in Obligations.

(a) Subject to Section 8, Guarantor agrees that Guaranteed Party may, with Parent’s consent if such consent is required under the Merger Agreement, at any time and from time to time, without notice to or further consent of Guarantor, extend the time of payment of any Obligations, and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between Guaranteed Party and Parent or Merger Sub without in any way impairing or affecting the Guarantor’s obligations under this Guarantee or affecting the validity or enforceability of this Guarantee. Guarantor agrees that the obligations of Guarantor under this Guarantee shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay of Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Guarantor, Parent or Merger Sub (or any of their respective permitted assignees) or any other Person; (ii) any change in time, place or manner of payment of any Obligation or any rescission, waiver, compromise, consolidation or other amendment to or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms thereof or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (iii) the addition, substitution or release of either of Parent of Merger Sub or either of their permitted assignees or any other Person; (iv) any change in the corporate existence, structure or ownership of either of Parent or Merger Sub (or any of their permitted assignees) or any other Person; (v) any insolvency, bankruptcy, reorganization or other similar proceeding affecting either of Parent or Merger Sub (or any of their respective permitted assignees) or any other Person; (vi) the existence of any claim, set-off or other right which Guarantor may have at any time against either of Parent or Merger Sub or Guaranteed Party or any of their Affiliates, whether in connection with the Obligation or otherwise (other than those described in the last sentence of Section 2 above); (vii) the adequacy of any other means Guaranteed Party may have of obtaining payment of any Obligation other than from Parent or Merger Sub; (viii) the value, genuineness, validity, illegality or enforceability of the payment of the Merger Consideration or the amount that Merger Sub is obligated to pay in respect of the Shares and In-the-Money Warrants tendered pursuant to the Offer; or (ix) any discharge of Guarantor as a matter of applicable law (other than as a result of, and to the extent of, payment of the Obligations in accordance with their terms or otherwise pursuant to the terms of this Guarantee). Notwithstanding anything to the contrary contained in this Guarantee, Guaranteed Party hereby agrees that to the extent that either Parent or Merger Sub is relieved of its obligations and liabilities under the Merger Agreement (other than due to, in connection with, or as a result of, the insolvency or bankruptcy of either of Parent or Merger Sub (including, without limitation, the rejection of the Merger Agreement in an insolvency or bankruptcy of either of Parent or Merger Sub)), Guarantor shall be similarly relieved of any of the obligations under this Guarantee. Guaranteed Party agrees that any payment made by any of Parent or Merger Sub with respect to the Obligations in accordance with the Merger Agreement shall reduce Guarantor’s obligation under this Guarantee by the full amount of such payment.

(b) To the fullest extent permitted by Law, Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by Guaranteed Party. Without limiting the express terms of this Guarantee, Guarantor waives promptness, diligence, notice of the acceptance of this Guarantee and of any Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Obligation and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person liable with respect to any Obligation, and all suretyship defenses generally. Guarantor hereby expressly waives any right to require Guaranteed Party to proceed against Parent or Merger Sub or pursue any other remedy in the Guaranteed Party’s power whatsoever. Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers, agreements and other terms set forth in this Guarantee are knowingly made in contemplation of such benefits and that if any of such waivers, agreements and other terms are determined contrary to any applicable Law or public policy, such waivers, agreements and other terms shall be effective only to the maximum extent permitted by applicable Law. Notwithstanding the foregoing, neither this Section 3(b) nor Section 3(a) shall be construed as a waiver of any defense by Parent or Merger Sub (or in the case of Section 3(a), an agreement not to release or discharge obligations) in the event of (i) actual fraud by Guaranteed Party or any of its Affiliates, (ii) defenses to the payment of the Obligations that are available to Parent or Merger Sub under the Merger Agreement or (iii) breach by Guaranteed Party of this Guarantee or the Merger Agreement, each of which are retained by Guarantor.

(c) At any time prior to payment in full of the Obligations, Guarantor hereby unconditionally and irrevocably waives, and agrees not to exercise, any rights that it may now have or hereafter acquire against Parent, Merger Sub or any other Person liable with respect to any Obligations that arise from the existence, payment, performance, or enforcement of Guarantor’s obligations under or in respect of this Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent, Merger Sub or such other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent, Merger Sub or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, in each case unless all amounts payable under this Guarantee shall have been paid in full in cash. If any amount shall be paid to Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of all amounts payable under this Guarantee, such amount shall be received and held in trust for the benefit of Guaranteed Party, shall be segregated from other property and funds of Guarantor and shall forthwith be paid or delivered to Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the amounts payable under this Guarantee, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for the amounts payable under this Guarantee thereafter arising.

(d) Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any litigation or other proceeding asserting that this Guarantee is illegal, invalid or unenforceable in accordance with its terms.

(e) Notwithstanding anything to the contrary contained in this Guarantee, Guarantor shall have the right to cause any other Person to satisfy its payment obligations to Guaranteed Party under this Guarantee.

(f) Guaranteed Party hereby covenants and agrees that it shall not assert, and shall cause its Affiliates not to assert, in any litigation or other proceeding: (i) that Section 1 of this Guarantee limiting Guarantor’s aggregate liability to the Cap is illegal, invalid or unenforceable in whole or in part, (ii) the Guarantor is liable in excess of the Cap, or (iii) any theory of liability whatsoever against (A) Guarantor, Parent or Merger Sub; (B) any former, current or future direct or indirect director, officer, employee, agent (including of the General Partner) or Affiliate of Guarantor (other than Parent or Merger Sub), Parent or Merger Sub, (C) any former, current or future direct or indirect holder of any equity interests or securities of Guarantor, Parent or Merger Sub (whether such holder is a limited or general partner, member, stockholder or otherwise), (D) any former, current or future assignee of Guarantor, Parent or Merger Sub or (E) any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, controlling person, representative or assignee of any of the foregoing (each such person or entity in clauses (B) through (E), a Related Person) under or in connection with this Guarantee or the Merger Agreement and any transactions contemplated thereby or instrument delivered therewith other than a claim (x) against Guarantor for payment under this Guarantee (as limited by its terms, including the provisions of Section 1 of this Guarantee) or (y) against Parent or Merger Sub pursuant to the Merger Agreement.

4. No Waiver; Cumulative Rights. No failure on the part of Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power under this Guarantee shall operate as a waiver thereof, nor shall any single or partial exercise by Guaranteed Party of any right, remedy or power under this Guarantee, under the Merger Agreement or otherwise, preclude any other or future exercise of any right, remedy or power under this Guarantee. Each and every right, remedy and power hereby granted to Guaranteed Party or allowed Guaranteed Party by law, in equity or by other agreement shall be cumulative and not exclusive of any other, and may be exercised by Guaranteed Party at any time or from time to time.

5. Representations and Warranties.

Guarantor hereby represents and warrants to Guaranteed Party that: (i) Guarantor is a limited partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) the execution, delivery and performance of this Guarantee by Guarantor is within its limited partnership powers and has been duly authorized by all necessary action, and no other proceedings or actions on the part of Guarantor are necessary to perform its obligations under this Guarantee; (iii) this Guarantee has been duly and validly executed and is a valid and binding obligation of Guarantor enforceable against it in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (iv) the execution, delivery and performance by Guarantor of this Guarantee does not and will not (x) violate the organizational documents of Guarantor, (y) violate any applicable Law or judgment to which Guarantor or any of its assets are subject or (z) require any material consent or other action by any person under, constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in any breach of or give rise to any right of termination, cancellation, amendment or acceleration of, any right or obligation of Guarantor; and (v) the General Partner has the right to call on the Guarantor’s limited partners’ commitments for amounts equal to the Cap and after making the necessary capital calls on Guarantor’s limited partners pursuant to the terms of Guarantor’s limited partnership agreement, Guarantor will have at the Offer Closing, the financial capacity necessary to fulfill its obligations under this Guarantee and funds equal to the Cap shall be (on such basis) so available to Guarantor (or its assignee pursuant to Section 6 of this Guarantee) for as long as this Guarantee shall remain in effect in accordance with Section 8 of this Guarantee. Guarantor acknowledges that Guaranteed Party has specifically relied on the accuracy of the representations and warranties contained in this Section 5. Guarantor agrees that, in the event of a breach hereof, Guaranteed Party shall have a right to seek appropriate monetary damages therefor and that any such damages shall be “Obligations” for the purposes of this Guarantee (subject to the Guarantor’s aggregate liability under this Guarantee being expressly limited to the Cap).

6. Assignment. Neither Guarantor nor Guaranteed Party may assign its rights, interests or obligations under this Guarantee to any other Person (except by operation of Law) without the prior written consent of Guaranteed Party (in the case of an assignment by Guarantor) or Guarantor (in the case of an assignment by Guaranteed Party); provided that Guarantor may assign a portion of the Obligations to its Affiliates or affiliated funds; provided that any such assignment will not relieve Guarantor of its obligations under this Guarantee. Any other purported assignment in contravention of the foregoing shall be void.

7. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7):

If to Guarantor, to:	EQT Infrastructure II Limited Partnership World Trade Center Schiphol H Tower, Floor 4 Schiphol Boulevard 355 1118 BJ Schiphol The Netherlands Attention: Dêon Van der Ploeg Facsimile: +31 20 577 66 79

with a copy (which will not constitute notice) to:	Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue 31st Floor New York, NY 10022 (212) 277-4000 (telephone) (212) 277-4001 (facsimile) Attention: Matthew F. Herman, Esq. Doug Bacon, Esq.

If to Guaranteed Party, to:	Westway Group, Inc. 365 Canal Street, Suite 2900 New Orleans, LA 70130 Facsimile: (504) 636-4316 Attention: Chief Executive Officer

with a copy (which will not constitute notice) to:	Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 (215) 994-4000 (telephone) (215) 994-2222 (facsimile) Attention: Craig L. Godshall, Esq. Stephen M. Leitzell, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above

8. Continuing Guarantee. Unless terminated pursuant to this Section 8, this Guarantee shall remain in full force and effect and shall be binding on Guarantor, its successors and permitted assigns until the Obligations payable under this Guarantee have been indefeasibly paid, observed, performed, satisfied in full or otherwise terminated or released. Notwithstanding the foregoing, this Guarantee shall terminate and Guarantor shall have no further obligations under this Guarantee as of the earliest to occur of: (i) the Closing Date, provided that all Obligations to be paid on the Closing Date have been paid, (ii) to the extent that Guaranteed Party obtains the right to terminate the Merger Agreement pursuant to Section 8.04(b) thereof and does not exercise such right 90-days after the first date on which Guaranteed Party becomes aware of such right, (iii) upon any termination of the Merger Agreement except insofar as liabilities may be finally determined against Parent or Merger Sub under Sections 8.05(i), 8.05(ii), 6.16(b) or 9.17(b) of the Merger Agreement, in which case Guarantor’s obligation to pay the Obligations as is equal to such finally determined liabilities (not to exceed the Cap) shall survive and (iv) upon any termination of the Subsidiary Transfer Agreement. Notwithstanding the foregoing, in the event that Guaranteed Party or any of its Affiliates or their respective successors and assigns asserts in any litigation or other legal proceeding that the provisions of Section 1 hereof limiting Guarantor’s liability to the Cap or that any other provision of Section 9 or Section 10 of this Guarantee are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against Guarantor or any Related Person with respect to the transactions contemplated by the Merger Agreement other than (a) with respect to actual fraud, (b) liability of Guarantor under this Guarantee (as limited by the provisions hereof, including Section 1) or (c) any claim against Parent or Merger Sub under the Merger Agreement (or pursuant to any other written agreement in connection with the Merger Agreement solely to the extent Parent or Merger Sub or their Affiliates are a party thereto other than this Guarantee (which are addressed in clause (a) above)), and subject in each case to the terms thereof, then (i) the obligations of Guarantor under this Guarantee shall terminate ab initio and shall thereupon be null and void and (ii) if Guarantor has previously made any payments under this Guarantee, it shall be entitled to recover such payments from Guaranteed Party.

9. No Recourse.

(a) Guaranteed Party acknowledges, on behalf of itself and each of its Affiliates, that Parent and Merger Sub shall have no assets and that no additional funds are expected to be contributed to Parent or Merger Sub unless and until the Offer Closing occurs.

(b) Notwithstanding anything that may be expressed or implied in this Guarantee to the contrary (and subject only to the specific contractual provisions of the Merger Agreement), by its acceptance hereof, Guaranteed Party acknowledges and agrees that all claims, obligations, liabilities, causes of action, or proceedings (in each case, whether in contract or in tort, at law or in equity, or pursuant to statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Guarantee, or the negotiation, execution, performance, or breach of this Guarantee, including, without limitation, any representation or warranty made in, in connection with, or an as inducement to, this Guarantee (other than any claim with respect to actual fraud) (each of such above-described legal or equitable theories or sources of liability, a Claim) may be made only against (and are expressly limited to) Guarantor. No Related Person shall have any liability or obligation in respect of any Claims. Guaranteed Party further acknowledges and agrees that that the only rights of recovery (not including its rights under Section 9.13 of the Merger Agreement) that Guaranteed Party has in respect of the Merger Agreement or the transactions contemplated thereby are (i) its rights to recover from Parent or Merger Sub under and in accordance with the Merger Agreement, (ii) its right to recover from Guarantor (but not any Related Person (other than with respect to actual fraud)) under and in accordance with this Guarantee (subject to the Cap) and (iii) its rights to enforce the Confidentiality Agreement. Nothing set forth in this Guarantee shall confer or give or shall be construed to confer or give to any Person other than Guaranteed Party (including any Person acting in a representative capacity) any rights or remedies against any Person including Guarantor, except as expressly set forth herein.

(c) Without limiting the generality of the foregoing, to the maximum extent explicitly permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of the Merger Agreement, and then, only against Parent or Merger Sub, as the case may be), (i) Guaranteed Party hereby waives, releases and disclaims any and all Claims against all Related Persons, including, without limitation, any Claims to avoid or disregard the entity form of Guarantor or otherwise impose any liability arising out of, relating to or in connection with a Claim on any Related Persons, whether a Claim granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (ii) Guaranteed Party disclaims any reliance upon any Related Person with respect to the performance of this Guarantee or any representation or warranty made in, in connection with, or as an inducement to this Guarantee. This Section 9 shall survive the termination of this Guarantee.

10. Governing Law; Jurisdiction and Forum. This Guarantee shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

11. Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Guarantee and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Guarantee and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any state or federal court in the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Guarantee or any of the transactions contemplated by this Guarantee in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Guarantee and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Guarantee and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 11, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum or (y) the venue of such suit, action or proceeding is improper.

12. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS GUARANTEE OR THE TRANSACTIONS CONTEMPLATED BY THIS GUARANTEE. EACH PARTY TO THIS GUARANTEE CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

13. Counterparts. This Guarantee may be executed and delivered (including by facsimile transmission or other electronic means) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

14. Entire Agreement. This Guarantee and the Merger Agreement contain the entire agreement between the parties hereto with respect to the subject matter hereof and supersede any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among the parties hereto with respect to the subject matter hereof.

15. Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Guarantee.

16. Amendment. This Guarantee may not be amended, and no provision hereof waived or modified, except by an instrument in writing signed by Guaranteed Party and Guarantor.

17. Severability. Any term or provision of this Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Guarantee or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided that this Guarantee may not be enforced without giving effect to (a)

the provisions of Section 1 of this Guarantee limiting Guarantor’s aggregate liability to and the payment of the Obligations, subject to the Cap and (b) the provisions of Sections 8 and 9 of this Guarantee.

18. No Third Party Beneficiaries. The parties hereby agree that their respective representations, warranties, agreements and covenants set forth herein are solely for the benefit of the other parties hereto and their respective successors and permitted assigns, in accordance with and subject to the terms of this Guarantee, and this Guarantee is not intended to, and does not, confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies under this Guarantee.

[Signature page follows]

IN WITNESS WHEREOF, Guarantor has caused this Guarantee to be executed and delivered as of the date first written above.

EQT INFRASTRUCTURE II LIMITED PARTNERSHIP

By:	EQT Infrastructure II GP B.V.
Its General Partner

By:	/s/ Gideon Johannes Van der Ploeg
Name: Gideon Johannes Van der Ploeg
Title: Chairman of the Board

By:	/s/ Marc Hugo Joan Hedeman Joosten
Name: Marc Hugo Joan Hedeman Joosten
Title: Director

WESTWAY GROUP, INC.

By:	/s/ Thomas A. Masilla Jr.
Name: Thomas A. Masilla Jr.
Title: CFO

[Limited Guarantee Signature Page]